Exhibit 99.1

Nanox Announces First Quarter of 2023 Financial Results and

Provides Business Update

Reports progress towards global supply chain development

Ended the first quarter of 2023 with cash, cash equivalents, restricted cash and marketable securities of $91.0 million

Management to host conference call and webcast Monday, May 22, 2023 at 8:30 AM ET

NEVE ILAN, Israel— May 22, 2023 -- NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the first quarter ended March 31, 2023 and provided a business update.

First Quarter 2023 Highlights and Recent Developments:

●

On April 28, 2023, the Company received clearance from the U.S. Food and Drug Administration (the “FDA”) to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicians.

●	Generated $2.4 million in revenue in the first quarter of 2023 compared to $1.8 million in the first quarter of 2022.

●	Received ISO 13485 certification for Medical Devices Quality Management Systems for the Company’s Korean fabrication facility, which covers Design, Development, Manufacturing, and Sales of X-Ray Tube for Medical Use, and is valid for a period of three years.

●	Working to establish a demo center in Fort Lauderdale, Florida for the Nanox.ARC system. We expect to receive an import license during the second quarter of 2023.

●	On May 19, 2023, we entered into a three-year distribution pre-sale agreement with Vital Tech SARL to deploy 270 Nanox.ARC units in the Kingdom of Morocco. We obtained an import license.

“The first quarter of 2023 was another successful quarter for Nanox, as we continued to advance our commercialization efforts on multiple fronts, culminating with the FDA clearance of the Nanox.ARC system in April. The entire Nanox organization was focused on securing FDA clearance for our cloud-connected imaging technology, and I am proud of our work” said Erez Meltzer, Chief Executive Officer of Nanox. “In addition, we have enhanced our presence in Africa by entering into a distribution agreement with Vital Tech SARL to deploy 270 Nanox.ARC units in the Kingdom of Morocco over three years and advancing our deployment activities in Ghana and Nigeria which we expect to be the first markets with large scale deployments of the Nanox.ARC. With FDA clearance now secured, we are working to expand our U.S. presence by establishing a demo center in Florida, and we expect to receive an import license to ship a Nanox.ARC unit to that facility this quarter. We have also strengthened our supply chain and manufacturing capabilities and established new distribution and component partnerships. We have made much progress thus far in 2023 and look forward to capitalizing on our momentum throughout the coming months”.

Financial results for three months ended March 31, 2023

For the three months ended March 31, 2023, the Company reported a net loss of $11.8 million, compared to a net loss of $21.7 million for the three months ended March 31, 2022 (which is referred to as the “comparable period”), which decrease was largely due to a decrease in the Company’s earn-out liabilities in the amount of $5.1 million and a decrease in its general and administrative expenses in the amount of $3.5 million.

For the three months ended March 31, 2023, the Company reported revenue of $2.4 million, compared to $1.8 million in the comparable period. During the three months ended March 31, 2023, the Company generated revenues through the sales of teleradiology services and AI solutions. The Company’s gross loss during the three months ended March 31, 2023 totaled $1.5 million on a GAAP basis, as compared to a gross loss of $1.9 million in the comparable period, which represents a gross loss margin of approximately (62%) on a GAAP basis, as compared to (106%) on a GAAP basis in the comparable period. Non-GAAP gross profit for the three months ended March 31, 2023 was $1.0 million for the three months ended March 31, 2023, as compared to $0.7 million in the comparable period, which represents a gross profit margin of approximately 43% on a non-GAAP basis, as compared to 37% on a non-GAAP basis in the comparable period.

The Company’s revenue from teleradiology services for the three months ended March 31, 2023 was $2.4 million with a gross profit of $0.5 million on a GAAP basis, as compared to revenue of $1.7 million with a gross profit of $0.1 million on a GAAP basis in the comparable period which represents a gross profit margin of approximately 21% on a GAAP basis for the three months ended March 31, 2023 as compared to 6% on a GAAP basis in the comparable period. Non-GAAP gross profit of the Company’s teleradiology services for the three months ended March 31, 2023 was $1.1 million, as compared to $0.7 million in the comparable period on a non-GAAP basis, which represents a gross profit margin of approximately 44% on a non-GAAP basis for the three months ended March 31, 2023 as compared to 39% on a non-GAAP basis in the comparable period. The increase in gross profit margin on a non-GAAP basis is attributable mainly to the increase in the amount of the radiologic interpretations or reads and the Company’s rates for teleradiology services during the three months ended March 31, 2023, as compared to the comparable period.

The Company’s revenue from its AI solutions for the three months ended March 31, 2023 was less than $0.1 million with a gross loss of $2.0 million on a GAAP basis, as compared to revenue of $0.1 million with a gross loss of $2.0 million on a GAAP basis in the comparable period. Non-GAAP gross profit (loss) of the Company’s AI solutions for the three months ended March 31, 2023 was $0.0, unchanged from the comparable period on a non-GAAP basis.

Research and development expenses for the three months ended March 31, 2023, were $6.3 million, as compared to $6.8 million in the comparable period. The decrease of $0.5 million was mainly due to a decrease in the Company’s cost of labor in the amount of $0.5 million, and a decrease in share-based compensation in the amount of $0.8 million which was mitigated by an increase of $0.2 million in development expenses.

Sales and marketing expenses for the three months ended March 31, 2023 were $1.2 million, as compared to $1.1 million in the comparable period.

General and administrative expenses for the three months ended March 31, 2023 were $7.8 million, as compared to $11.3 million in the comparable period. The decrease of $3.5 million was mainly due to a decrease in the Company’s cost of labor in the amount of $0.8 million, a decrease in share-based compensation in the amount of $4.5 million and a decrease in the cost of the directors’ and officers’ liability insurance premium in the amount of $0.3 million which was offset by an increase in professional services in the amount of $0.7 million and an increase in the Company’s legal fees in the amount of $1.4 million due to an increase in the Company’s legal fees in connection with the U.S. Securities and Exchange Commission (“SEC”) investigation and class-action litigation as described in this Company’s Form 6-K filed on May 22, 2023. During the fourth quarter of 2022, the Company recorded $8 million under other expenses for future settlement expenses in connection with the two pending class action lawsuits against the Company.

Change in contingent earnout liability was $(4.7) million in the three months ended March 31, 2023, as compared to $0.4 million in the comparable period, due to the decrease in the Company’s contingent earnout liability as result of the settlement with the former stockholders of USARAD, which was entered on April 28, 2023. The Company agreed to pay an aggregate amount of $0.3 million in cash and 45,392 ordinary shares to the former stockholders of USARAD, in consideration for the achievement of certain milestones in connection with the first earn out period, as defined in the USARAD Stock Purchase Agreement. In addition, the Company and the former shareholders of USARAD entered into a settlement agreement with respect to any additional amount that could be granted to the shareholders of USARAD as consideration for the remainder of the milestones and applicable earn-outs under the USARAD Stock Purchase Agreement, according to which the Company agreed to pay an aggregate of $0.5 million in cash and 210,000 ordinary shares to the former stockholders of USARAD. As a result of the settlement, both parties’ performance obligations under the USARAD Stock Purchase Agreement have been satisfied in full.

GAAP net loss attributable to ordinary shares for the three months ended March 31, 2023 was $11.8 million, as compared to $21.7 million in the comparable period. Non-GAAP net loss attributable to ordinary shares for the three months ended March 31, 2023 was $10.5 million, as compared to $11.6 million in the comparable period. Non-GAAP gross profit for the three months ended March 31, 2023 was $1.0 million, as compared to $0.7 million in the comparable period. Non-GAAP research and development expenses for the three months ended March 31, 2023 were $5.5 million, as compared to $5.3 million in the comparable period. Non-GAAP sales and marketing expenses for the three months ended March 31, 2023 were $1.0 million, as compared to $0.8 million in the comparable period. Non-GAAP general and administrative expenses for the three months ended March 31, 2023 were $5.4 million, as compared to $6.1 million in the comparable period.

A reconciliation between GAAP and non-GAAP financial measures for the three-month periods ended March 31, 2023 and 2022 is provided in the financial results that are part of this press release. The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, share-based compensation, change in contingent earnout liability and legal fees in connection with class-action litigation and the SEC investigation.

Liquidity and Capital Resources

As of March 31, 2023, the Company had total cash, cash equivalents, restricted cash and marketable securities of $91.0 million. As of March 31, 2023, the Company had $78.1 million of cash, cash equivalents and short-term marketable securities and $12.9 million of long-term marketable securities and restricted cash. As of March 31, 2023, the Company had total current assets of $81.9 million and total current liabilities of $24.2 million, creating a working capital of $57.7 million.

As of December 31, 2022, the Company had total cash, cash equivalents, restricted cash and marketable securities of $102.9 million. As of December 31, 2022, the Company had $77.6 million of cash, cash equivalents and short-term marketable securities and $25.3 million of long-term marketable securities and restricted cash. As of December 31, 2022, the Company had total current assets of $82.5 million and total current liabilities of $25.1 million, creating a working capital of $57.4 million.

The decrease in the Company’s cash, cash equivalents, restricted cash and marketable securities of $11.9 million during the three-month period ended March 31, 2023 was primarily due to negative cash flow from operations of $10.7 million and purchase of property and equipment of $1.5 million.

Other Assets

As of March 31, 2023, the Company had property and equipment, net of $45.1 million as compared to $43.5 million as of December 31, 2022. The increase is mainly attributed to the purchase of equipment and parts for the assembly of the Nanox.ARC (including the Nanox.CLOUD).

As of March 31, 2023, the Company had intangible assets and goodwill of $96.0 million as compared to $98.6 million as of December 31, 2022. The decrease is attributable to the periodic amortization of intangible assets in the amount of $2.6 million.

Shareholders’ Equity

As of March 31, 2023, the Company had approximately 55.2 million shares outstanding as compared to 55.1 million shares outstanding as of December 31, 2022. The increase was mainly due to the issuance of 56,108 shares upon the exercise of options, which generated, in the aggregate, approximately $0.2 million in gross proceeds to the Company.

FDA Clearance

On April 28, 2023, the Company received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicists. The current FDA-cleared version of the Nanox.ARC is not intended for mammographic, angiographic, cardiac, pulmonary, intra-abdominal, intra-cranial, interventional, or fluoroscopic applications, or for imaging pediatric or neonatal patients.

Conference Call and Webcast Details

Monday, May 22, 2023 @ 8:30am ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on applying our proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. Nanox’s vision is to increase access, reduce costs and enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment, which Nanox believes is key to helping people achieve better health outcomes, and, ultimately, to save lives. The Nanox ecosystem includes Nanox.ARC - a multi-source Digital Tomosynthesis system that is cost-effective, and user-friendly; an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic disease, (Nanox.AI); a cloud-based infrastructure (Nanox.CLOUD); and a proprietary decentralized marketplace, through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts; and a comprehensive teleradiology services platform (Nanox.MARKETPLACE). Together, Nanox’s products and services create a worldwide, innovative, and comprehensive solution that connects medical imaging solutions, from scan to diagnosis. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to continue to develop of the Nanox imaging system; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox imaging system and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; and (x) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, change in contingent earnout liability and legal fees in connection with class-action litigation and the SEC investigation. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	March 31, 2023	December 31, 2022
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	37,571	38,463
Marketable securities - short term	40,520	39,161
Accounts receivables net of allowance for credit losses of $42 and $34 as of March 31, 2023 and December 31, 2022, respectively.	1,308	977
Prepaid expenses	1,501	2,414
Other current assets	955	1,446
TOTAL CURRENT ASSETS	81,855	82,461

NON-CURRENT ASSETS:
Restricted cash	65	66
Property and equipment, net	45,103	43,545
Operating lease right-of-use asset	1,485	1,157
Marketable securities - long term	12,818	25,198
Intangible assets	88,566	91,219
Goodwill	7,420	7,420
Other non-current assets	1,653	2,867
TOTAL NON-CURRENT ASSETS	157,110	171,472
TOTAL ASSETS	238,965	253,933

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	3,716	3,619
Accrued expenses	12,311	12,240
Deferred revenue	456	182
Contingent short term earnout liability	3,679	4,250
Current maturities of operating lease liabilities	592	740
Other current liabilities	3,413	4,043
TOTAL CURRENT LIABILITIES	24,167	25,074

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	867	398
Long term loan	3,451	3,481
Non-current deferred revenue	17	398
Contingent long-term earnout liability	-	4,089
Deferred tax liability	3,236	3,330
Other long-term liabilities	497	483
TOTAL NON-CURRENT LIABILITIES	8,068	12,179
TOTAL LIABILITIES	32,235	37,253

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at March 31, 2023 and December 31 2022, 55,150,345 and 55,094,237 issued and outstanding at March 31, 2023 and December 31 2022, respectively	158	158
Additional paid-in capital	479,172	477,953
Accumulated other comprehensive loss	(1,382)	(1,974)
Accumulated deficit	(271,218)	(259,457)
TOTAL SHAREHOLDERS’ EQUITY	206,730	216,680
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	238,965	253,933

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(U.S. dollars in thousands except share and per share data)

	Three Months Ended March 31,
	2023	2022
REVENUE	2,447	1,808

COST OF REVENUE	3,970	3,727

GROSS LOSS	(1,523)	(1,919)

OPERATING EXPENSES:
Research and development	6,286	6,830
Sales and marketing	1,153	1,106
General and administrative	7,808	11,289
Change in contingent earnout liability	(4,660)	374
Other expense (income)	(32)	424
TOTAL OPERATING EXPENSES	10,555	20,023
OPERATING LOSS	(12,078)	(21,942)

REALIZED LOSS FROM SALE OF MARKETABLE SECURITIES	(178)	-
FINANCIAL INCOME, net	401	126
OPERATING LOSS BEFORE INCOME TAXES	(11,855)	(21,816)

INCOME TAX BENEFIT	94	150
NET LOSS	(11,761)	(21,666)

BASIC AND DILUTED LOSS PER SHARE	(0.21)	(0.41)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	55,157	52,124
Comprehensive Loss:
Net loss	(11,761)	(21,666)
Other comprehensive gain (loss):

Unrealized gain (loss) from available for-sale securities	592	(1,361)
Total comprehensive loss	(11,169)	(23,027)

NANO-X IMAGING LTD.

UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive deficit	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2023	55,094,237	158	477,953	(1,974)	(259,457)	216,680
Changes during the period:
Issuance of ordinary shares upon exercise of options	56,108	-	176	-	-	176
Other comprehensive gain	-	-	-	592		592
Share-based compensation	-	-	1,043	-	-	1,043
Net loss for the period	-	-	-	-	(11,761)	(11,761)
BALANCE AT MARCH 31, 2023	55,150,345	158	479,172	(1,382)	(271,218)	206,730

*	Less than $1.

NANO-X IMAGING LTD.

UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive deficit	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2022	51,791,441	149	438,820	(607)	(146,214)	292,148
Changes during the period:
Issuance of ordinary shares upon exercise of options	6,746	*	17	-	-	17
Other comprehensive loss	-	-	-	(1,361)	-	(1,361)
Issuance of ordinary shares in connection with earn-out liability	89,286	*	953	-	-	953
Issuance of ordinary shares upon exercise of warrants	192,927	1	369	-	-	370
Share-based compensation	-	-	6,537	-	-	6,537
Net loss for the period	-	-	-	-	(21,666)	(21,666)
BALANCE AT MARCH 31, 2022	52,080,400	150	446,696	(1,968)	(167,880)	276,998

*	Less than $1.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended March 31,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(11,761)	(21,666)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	1,043	6,537
Amortization of intangible assets	2,653	2,653
Exchange rate differentials	(19)	(44)
Change in contingent earnout liability	(4,660)	374
Depreciation	255	206
Deferred tax liability, net	(94)	(178)
Realized loss from sale of marketable securities	178	-
Amortization of premium, discount and accrued interest on marketable securities	324	425
Impairment of property and equipment	145	28
Changes in Operating Assets and Liabilities:
Accounts receivable	(331)	(39)
Prepaid expenses and other current assets	1,404	1,752
Other non-current assets	142	(768)
Accounts payable	706	411
Operating lease assets and liabilities	(7)	(15)
Accrued expenses and other liabilities	(559)	(596)
Deferred Revenue	(107)	(24)
Other long-term liabilities	14	(11)
Net cash used in operating activities	(10,674)	(10,955)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Purchase of property and equipment	(1,495)	(3,815)
Proceeds from maturity of marketable securities	10,289	3,705
Proceeds from sale of marketable securities	822	-
Investment in equity securities	-	(1,010)
Net cash provided by (used in) investing activities	9,616	(1,120)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares upon exercise of warrants	-	370
Proceeds from Issuance of ordinary shares upon exercise of options	176	17
Net cash provided by financing activities	176	387
EFFECT OF CHANGES IN EXCHANGES RATE ON CASH BALANCES IN FOREIGN CURRENCIES	(11)	(36)
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(893)	(11,724)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD	38,529	66,772
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIOD	37,636	55,048

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS

Cash paid for interest	40	17

Cash paid for income taxes	-	116

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS -
Purchase of property and equipment, not yet paid	-	169
Ordinary shares issued in connection with earnout liability	-	953
Operating lease liabilities arising from obtaining operating right-of use assets	572	-

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, change in contingent earnout liability and legal fees in connection with class-action litigation and the SEC investigation. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares and Non-GAAP basic and diluted loss per share (U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2023	2022

GAAP net loss attributable to ordinary shares	11,761	21,666
Non-GAAP adjustments:
Less: Class-action litigation and SEC investigation	2,236	517
Less: Amortization of intangible assets	2,653	2,653
Less (Add): Change in contingent earnout liability	(4,660)	374
Less: Share-based compensation	1,043	6,537
Non-GAAP net loss attributable to ordinary shares	10,489	11,585
Non-GAAP BASIC AND DILUTED LOSS PER SHARE	0.19	0.22
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	55,157	52,124

Reconciliation of GAAP cost of revenue to Non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	3,970	3,727
Non-GAAP adjustments:
Amortization of intangible assets	2,556	2,556
Share-based compensation	14	35
Non-GAAP cost of revenue	1,400	1,136

Reconciliation of GAAP gross loss to Non-GAAP gross profit (U.S. dollars in thousands)

GAAP gross loss	(1,523)	(1,919)
Non-GAAP adjustments:
Amortization of intangible assets	2,556	2,556
Share-based compensation	14	35
Non-GAAP gross profit	1,047	672

Reconciliation of GAAP gross loss margin to Non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(62)%	(106)%
Non-GAAP adjustments:
Amortization of intangible assets	104%	141%
Share-based compensation	1%	2%
Non-GAAP gross profit margin	43%	37%

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses	6,286	6,830
Non-GAAP adjustments:
Share-based compensation	788	1,549
Non-GAAP research and development expenses	5,498	5,281

Reconciliation of GAAP sales and marketing expenses to Non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	1,153	1,106
Non-GAAP adjustments:
Amortization of intangible assets	97	97
Share-based compensation	78	254
Non-GAAP sales and marketing expenses	978	755

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	7,808	11,289
Non-GAAP adjustments:
Class-action litigation and SEC investigation	2,236	517
Share-based compensation	163	4,699
Non-GAAP general and administrative expenses	5,409	6,073